

Mailstop 3233

June 23, 2017

Via E-Mail
Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

      Re: **Kennedy-Wilson Holdings, Inc.**
                Form 10-K for the fiscal year ended December 31, 2016
                Filed February 27, 2017
                File No. 001-33824

                Form 10-Q for the fiscal year ended March 31, 2017
                Filed May 10, 2017
                File No. 001-33824

Dear Mr. Enbody:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.   We note you report the changes in property NOI and same property revenue and NOI. In future periodic filings, please provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

2.   We note that your operational highlights focus only on non-GAAP measures, which may result in undue prominence given to them. Please revise in future filings to disclose the most comparable GAAP measures with equal or greater prominence.   Reference is made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 8. Financial Statements and Supplementary Data

General

3.   Given the significance of your income from unconsolidated investments for the fiscal year ended December 31, 2016, please tell us how you determined the related unconsolidated investments were not significant to require separate financial statements pursuant to Rule 3-09 of Regulation S-X.

Form 10-Q for the quarter ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

4.   We note your disclosure on page 42 of KWE's annualized NOI as of March 31, 2017. Please tell us how you have complied with Item 10(e) of Regulation S-K with regard to this non-GAAP measure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Kristi Marrone, Staff Accountant at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities